Exhibit 23.2

Consent of Independent Registered Public Accounting Firm

The Board of Directors
Bristow Group Inc.:

We consent to the use of our reports dated October 28, 2019, with respect to the consolidated balance sheets of Bristow Group Inc. as of March 31, 2019 and 2018, the related consolidated statements of operations, comprehensive loss, stockholders’ investment and redeemable noncontrolling interest, and cash flows for each of the years in the three-year period ended March 31, 2019, and the related notes, and the effectiveness of internal control over financial reporting as of March 31, 2019, included herein and to the reference to our firm under the heading ‘Experts’ in the prospectus.

Our report dated October 28, 2019, on the consolidated financial statements, contains an explanatory paragraph that states that Bristow Group Inc. has suffered recurring losses from operations and its liquidity outlook, along with the risks and uncertainties related to its Chapter 11 voluntary petition raise substantial doubt about its ability to continue as a going concern. The consolidated financial statements do not include any adjustments that might result from the outcome of that uncertainty.

Our report dated October 28, 2019, on the consolidated financial statements, refers to a change in its method of accounting for revenue.

Our report dated October 28, 2019, on the effectiveness of internal control over financial reporting as of March 31, 2019, expresses our opinion that Bristow Group Inc. did not maintain effective internal control over financial reporting as of March 31, 2019 because of the effect of material weaknesses on the achievement of the objectives of the control criteria and contains an explanatory paragraph that states the following material weaknesses have been identified and included in management’s assessment:

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Ineffective control environment as Bristow Group Inc. had an insufficient complement of resources with an appropriate level of knowledge, expertise and skills commensurate with their financial reporting requirements in certain areas. This material weakness contributed to additional control deficiencies over monitoring of debt covenant compliance and asset impairment testing including the review of certain key assumptions and asset grouping determinations.

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Ineffective risk assessment process, specifically, the process to identify the potential for management override of controls at locations not operating on our centralized enterprise resource planning (“ERP”) system and the process to identify and assess changes that could significantly impact our system of internal control, specifically, changes within our capital structure which resulted in more onerous nonfinancial debt covenants. This material weakness contributed to additional control deficiencies in internal controls over debt covenant compliance monitoring, review of journal entries in certain locations, and the reassessment of accounting for certain elements of Bristow Group Inc.’s accounting for investments in unconsolidated affiliates.

•	Ineffective internal controls over monitoring of compliance with non-financial covenants within certain secured financing and lease agreements.
•	Ineffective internal controls over the review, approval, and documentation of manual journal entries at two of the Bristow Group Inc.’s subsidiaries.

Houston, Texas
March 31, 2020